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                            June 7, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp.
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-254845

       Dear Mr. Stad:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior letter refer to our letter dated March 18, 2021 unless otherwise noted.

       Amendment No. 1 to Form S-4

       Unaudited pro Forma Condensed Combined Financial Information
       Note 3. Pro Forma Adjustments, page 213

   1.                                                   We note from adjustment
(g) that an additional dividend per share of $90.66 (   Additional
                                                        Dividend   ) was
approved by the CCC board of directors, which is subject to
                                                        consummation of the
Business Combination. Please clarify whether the Additional
                                                        Dividend is reflected
in your unaudited combined pro forma balance sheet.
   2. We note your response to prior comment 5. We also note from your disclosures in adjustment (aa) that
$8.4 million in connection with the Business Combination are
 Marc Stad
Dragoneer Growth Opportunities Corp.
June 7, 2021
Page 2
      recognized in APIC and are therefore excluded from New CCC   s unaudited
pro forma
      condensed combined statements of operations for the year ended December
31,
      2020. Please explain why this adjustment is being excluded from the pro forma condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B)
      of Regulation S-X.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc Stad
                                                          Division of
Corporation Finance
Comapany NameDragoneer Growth Opportunities Corp.
                                                          Office of Technology
June 7, 2021 Page 2
cc:       Thomas Holden, Esq.
FirstName LastName